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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Integra LifeSciences Holdings Corporation

Full Name of Registrant

Former Name if Applicable

311 Enterprise Drive

Address of Principal Executive Office (Street and Number)
Plainsboro, NJ 08536

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 cannot be filed on or prior to the prescribed February 29, 2008 due date without unreasonable effort and expense. Due to an unanticipated delay in completing the review and approval of certain account reconciliations, the Registrant’s tax provision for the fourth quarter and year ended December 31, 2007 and deferred tax balance sheet accounts, the Registrant did not have sufficient time to finalize its review and preparation of its Annual Report on Form 10-K (including audited financial statements) before the February 29, 2008 deadline. As previously reported in the Registrant’s periodic reports, the Registrant has identified a material weakness in its internal control over financial reporting with respect to the review and approval of certain account reconciliations, particularly in the areas of accrued liabilities, income taxes, intercompany, and certain other asset accounts. While the Registrant has taken steps to remediate the material weakness and to strengthen its internal control processes and procedures, this material weakness has delayed the review and approval of certain accounts, including without limitation, inventory, accounts receivable, accounts payable and intercompany accounts related to certain of its locations, primarily its Tullamore, Ireland and Andover, England facilities, its tax provision for the quarter and year, and deferred tax balance sheet accounts. The Registrant plans to file the Annual Report on Form 10-K for the year ended December 31, 2007 as soon as possible after the completion of its audited financial statements for the year ended December 31, 2007 and anticipates such filing will be made no later than March 17, 2008, which is within the period prescribed by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

At December 31, 2007, the Registrant’s cash totaled $57.3 million, and it had no outstanding borrowings under its $300 million revolving credit facility.  In March 2008, the Registrant’s 2-1/2% Contingent Convertible Subordinated Notes (the “2-1/2% Converts”) will mature, which will require it to make a $120 million principal repayment to the bondholders.  The Registrant expects to borrow under its credit facility to fund these repayments.  As a result of its ongoing disclosed material weakness and the delay in the filing of its audited financial statements, the Registrant is required to obtain a waiver from its lenders with respect to certain conditions under its credit agreement to enable it to borrow the funds necessary to repay the bondholders.  The Registrant has requested a waiver from its lenders so that it will be able to borrow all necessary funds under its credit facility to repay the 2-1/2% Converts; however, the Registrant cannot assure you that the waiver will be granted.  If the waiver is not granted and it is unable to borrow funds under its credit facility, the Registrant may be required to seek alternative financing.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John B. Henneman, III	(609)	275-0500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 29, 2008, the Registrant issued a press release announcing revenues for the quarter and year ended December 31, 2007. A copy of the press release is attached as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated February 29, 2008.

For the quarter ending December 31, 2007, the Registrant announced total revenues of approximately $157.6 million, reflecting an increase of $32.2 million over the fourth quarter of 2006. Total revenues for the year ended December 31, 2007 were approximately $550.4 million, reflecting an increase of $131.1 million over 2006.

Until the completion of its audited financial statements for the year ended December 31, 2007, the Registrant will not be in a position to provide additional information regarding its 2007 results of operations other than the information provided in the February 29, 2008 press release.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and reflect the Registrant’s judgment as of the date of this report. Forward-looking statements include, but are not limited to, statements concerning the expected results of the Registrant’s review and approval of certain account reconciliations, its tax provision for the fourth quarter and 2007 fiscal year, and deferred tax balance sheet accounts; the Registrant’s ability to complete the financial statements for the fourth quarter and 2007 fiscal year in a timely manner; the Registrant’s ability to file its Annual Report on Form 10-K for year ended December 31, 2007; the Registrant’s ability to remediate its material weakness; the Registrant’s ability to obtain necessary waivers from its lenders to enable the Registrant to borrow sufficient funds to repay the 2-1/2% Converts; and the Registrant’s future financial performance, including projections for revenues, selling, general and administrative expenses, GAAP and adjusted net income, GAAP and adjusted earnings per diluted share, acquisition and integration related costs, and non-cash compensation expense associated with FAS 123R. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from predicted or expected results. Such risks and uncertainties include, but are not limited to, unanticipated accounting issues regarding financial data with respect to account reconciliations, including but not limited to inventory, accounts receivable, accounts payable and intercompany accounts related to certain of the Registrant’s locations, primarily its Tullamore, Ireland and Andover, England facilities, the tax provision, and deferred tax balance sheet accounts; the Registrant’s inability to design or improve internal controls to address the disclosed material weakness; the impact upon operations of legal compliance matters or internal controls review, improvement and remediation; the Registrant’s inability to repay indebtedness under the 2-1/2% Converts when due; difficulties in controlling expenses, including costs of legal compliance matters or internal controls review, improvement and remediation; the impact of changes in management or staff levels; the Registrant’s ability to maintain relationships with customers of acquired entities; physicians’ willingness to adopt, and third-party payors’ willingness to provide reimbursement for, the Registrant’s recently launched and planned products; initiatives launched by the Registrant’s competitors; the Registrant’s ability to secure regulatory approval for products in development; the Registrant’s ability to comply with and obtain approvals for products of human origin and comply with recently enacted regulations regarding products containing materials derived from animal sources; the Registrant’s ability to integrate acquired businesses; the Registrant’s ability to leverage its existing selling organizations and administrative infrastructure; the Registrant’s ability to increase product sales and gross margins, and control non-product costs; the amount and timing of acquisition and integration related costs; the timing and amount of share-based awards granted to employees; and the economic, competitive, governmental, technological and other risk factors and uncertainties identified under the heading “Risk Factors” included in Item 1A of Integra’s Annual Report on Form 10-K for the year ended December 31, 2006 and information contained in subsequent filings with the Securities and Exchange Commission. In addition, it is possible that additional adjustments or changes to the Registrant’s estimates could be identified as a result of the reviews by management, the Registrant’s Audit Committee and its auditors.

Integra LifeSciences Holdings Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2008	By	/s/ John B. Henneman, III

John B. Henneman, III Executive Vice President,
Chief Administrative Officer and Acting Chief Financial Officer

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